UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Players Network
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
72811P 10 2
(CUSIP Number)
David W. Tice
10455 Central Expressway, Suite 109
Dallas Texas 75231
(214) 696-5474
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Bryan J. Wick
Bradley K. Mahanay
Wick Phillips Gould & Martin, LLP
2100 Ross, Suite 950
Dallas, Texas 75201

September 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72811P 10 2

1	NAMES OF REPORTING PERSONS David W. Tice

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,090,068

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,090,068

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,090,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Shares”) of Players Network, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1771 E. Flamingo Road, #202-A, Las Vegas, Nevada 89119.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is filed by the Reporting Person, David W. Tice.
(b) The business address of the Reporting Person is 10455 Central Expressway, Suite 109, Dallas Texas 75231.
(c) The principal business of David W. Tice is self-employed investor.
(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
From August 27 to October 12, 2010, the Reporting Person acquired an aggregate of 6,090,068 Common Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $1,335,042.61. All of the funds required to acquire such shares were obtained from the personal funds of the Reporting Person.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person believes that the Common Shares are an attractive investment.
The Reporting Person expects to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Person intends to review his investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Common Shares, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, the Reporting Person does not have any plans or proposals which relate to or which would result in any of the actions specified in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) See the rows numbered 11 and 13 on the cover page to this Schedule 13D, which are incorporated in this Item 5 by reference. As of October 18, 2010, the Reporting Persons beneficially owned an aggregate of 6,090,068 Common Shares, which, based on 59,214,226 Common Shares outstanding as of October 18, 2010 (according to the information provided to the Reporting Person by the Issuer), represents approximately 10.28% of the outstanding Common Shares.
(b) See the rows numbered 7, 8, 9, 10, 11 and 13 on the cover page to this Schedule 13D, which are incorporated in this Item 5 by reference. As of October 18, 2010, the Reporting Persons has the sole power to (i) vote or to direct the vote and (ii) to dispose or to director to dispose an aggregate of 6,090,068 Common Shares, which, based on 59,214,226 Common Shares outstanding as of October 18, 2010 (according to the information provided to the Reporting Person by the Issuer), represents approximately 10.28% of the outstanding Common Shares.
(c) Except as disclosed below, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Person:

			Average Price per
Date of Transaction	Type of Transaction	Number of Shares	Share
August 27, 2010	Open Market Purchase	1,553,572	$0.19
August 30, 2010	Open Market Purchase	377,487	$0.20
August 31, 2010	Open Market Purchase	641,000	$0.21
September 3, 2010	Open Market Purchase	443,005	$0.21
September 7, 2010	Open Market Purchase	500,100	$0.22
September 8, 2010	Open Market Purchase	184,746	$0.22
September 9, 2010	Open Market Purchase	284,978	$0.22
September 10, 2010	Open Market Purchase	225,000	$0.24
September 13, 2010	Open Market Purchase	206,250	$0.24
September 14, 2010	Open Market Purchase	104,500	$0.21
September 15, 2010	Open Market Purchase	50,000	$0.22
September 20, 2010	Open Market Purchase	97,400	$0.22
September 21, 2010	Open Market Purchase	34,000	$0.22
September 22, 2010	Open Market Purchase	50,000	$0.22
September 23, 2010	Open Market Purchase	64,970	$0.22
September 24, 2010	Open Market Purchase	45,000	$0.22
October 1, 2010	Open Market Purchase	82,500	$0.24
October 7, 2010	Open Market Purchase	144,000	$0.26
October 8, 2010	Open Market Purchase	856,000	$0.25
October 12, 2010	Open Market Purchase	145,560	$0.22

(d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2010

/s/ David W. Tice
David W. Tice